Exhibit 99.1

News Release

Media Contacts:

Cristal Downing

Phone: (908) 616-8833

Courtney Dugan

Phone: (347) 452-1061

Investor Contacts:

Chris DelOrefice

Phone: (732) 524-2955

Jennifer McIntyre

Phone: (732) 524-3922

Johnson & Johnson to Acquire Momenta Pharmaceuticals, Inc., Expanding

Janssen’s Leadership in Novel Treatments for Autoimmune Diseases

$6.5 Billion Acquisition Through an All-Cash Tender Offer of $52.50 Per

Momenta Share

Lead Asset Nipocalimab Provides Opportunity for Janssen to Deliver

Transformative Treatments in Autoantibody-Driven Autoimmune Diseases

Momenta’s Cambridge, Massachusetts, Presence Increases J&J Footprint and

Capabilities in Key Innovation Hub

NEW BRUNSWICK, N.J., August 19, 2020 – Johnson & Johnson (NYSE:JNJ) today announced it has entered into a definitive agreement to acquire Momenta Pharmaceuticals, Inc. (Momenta), a company that discovers and develops novel therapies for immune-mediated diseases, in an all cash transaction for approximately $6.5 billion.

This acquisition provides an opportunity for the Janssen Pharmaceutical Companies of Johnson & Johnson to broaden its leadership in immune-mediated diseases and drive further growth through expansion into autoantibody-driven disease. The transaction will include full global rights to nipocalimab (M281), a clinically validated, potentially best-in-class anti-FcRn antibody. Nipocalimab gives Janssen the opportunity to reach significantly more patients by pursuing indications across many autoimmune diseases with substantial unmet medical need in maternal-fetal disorders, neuro-inflammatory disorders, rheumatology, dermatology and autoimmune hematology. Nipocalimab recently received a rare pediatric disease designation from the U.S. Food and Drug Administration. Momenta’s expertise in FcRn mechanisms is especially important for nipocalimab as it supports and accelerates the development of a medicine designed to target a number of autoantibody-driven conditions across several of Janssen’s established therapeutic areas. Janssen expects nipocalimab to contribute to its goals of achieving above-market growth over the mid and long term.

Autoimmune diseases driven partially or completely by autoantibodies represent a novel area where Janssen can significantly improve health outcomes for patients. In autoantibody-driven diseases, the body’s antibodies attack or damage its own proteins, cells and tissues, often with devastating consequences. Autoantibody-driven diseases include Myasthenia Gravis, Hemolytic Diseases of the Fetus and Newborn, warm Autoimmune Hemolytic Anemia, and other serious dermatologic, rheumatic, neurologic, hematologic and renal diseases. An estimated 2.5 percent of the population, or approximately 195 million people worldwide, suffer from some form of autoantibody-driven disease, many of which are orphan and rare diseases.

With competitively differentiated, parallel development programs and full worldwide commercial rights for nipocalimab, Janssen will have the potential to introduce multiple launches, many as first-in-class indications with potential for significant peak year sales, some of which could exceed $1 billion, supporting Janssen’s goal of continuing to deliver above-market performance over the long term.

“This acquisition broadens Janssen’s leadership in autoimmune diseases and provides us with a major catalyst for sustained growth. Autoantibody-driven diseases are often serious, and patients are underserved by current treatment options,” said Jennifer Taubert, Executive Vice President, Worldwide Chairman, Pharmaceuticals, Johnson & Johnson. “We’re excited by the opportunity to further advance patient care by combining Johnson & Johnson’s world-class R&D, commercial and supply chain capabilities with Momenta’s talented people, pipeline and deep expertise in this important area.”

In addition to Momenta’s employees and lead asset nipocalimab, Janssen will acquire Momenta’s pipeline of clinical and pre-clinical assets. The acquisition was driven by the significant opportunity seen in nipocalimab, along with the scientific capability Janssen is acquiring with the Momenta team. Janssen’s plans for additional assets in the Momenta pipeline will be determined as more data become available and could offer further upside potential.

“Nipocalimab, and the rest of Momenta’s pipeline, built over many years by outstanding scientists who have turned important insights into actionable biology, expands and complements our portfolio by giving us clinical-stage and discovery-stage compounds in autoantibody biological pathways. Combining Momenta’s discoveries with our 20-year heritage in immunology, global scope, and scientific and medical expertise, we see a real opportunity to create an entire ‘pipeline in a pathway,’ ” said Mathai Mammen, M.D., Ph.D., Global Head of Janssen Research & Development, Johnson & Johnson. “We are excited about the significant potential to expand on Momenta’s excellent progress in rare diseases, and to increase our impact on patients both within and beyond our current focus areas.”

Janssen plans to retain Momenta’s presence in Cambridge, Massachusetts. This site will increase Johnson & Johnson’s existing innovation footprint and capabilities in the greater Boston area given Momenta’s talented scientists, suite of proprietary technologies, sophisticated laboratories and proximity to top talent in this innovation hub.

About the Agreement

Under the terms of the transaction, which was approved by the Boards of Directors of both companies, Vigor Sub, Inc. (Merger Sub), a newly formed wholly-owned subsidiary of Johnson & Johnson (the Company), will commence a tender offer to purchase all outstanding shares of Momenta for $52.50 per share. The closing of the offer is conditioned on the tender of a majority of the outstanding shares of Momenta’s common stock on a fully diluted basis, as well as clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The $6.1 billion estimated net value of the transaction is based on Momenta’s estimated fully diluted shares outstanding, less estimated net cash at time of closing. Assuming the closing of the tender offer, the Company will acquire any shares of Momenta not tendered into the tender offer through a merger of Merger Sub with and into Momenta for the same per share consideration as will be payable in the tender offer. The merger will be effected as soon as practicable after the closing of the tender offer. Following completion of the merger, Momenta’s common stock will no longer be listed for trading on the NASDAQ Global Select Market.

The transaction is expected to close in the second half of 2020. While the closing of the transaction is expected to be modestly dilutive, the Company is maintaining its current 2020 Adjusted EPSi guidance range. Looking ahead, the costs associated with the development of Momenta’s portfolio are expected to be incremental to planned R&D investment levels over the next few years given the value creation potential of our current portfolio, and thus expect this incremental investment in R&D to have an EPS impact worth approximately $0.10-$0.15 in 2021. The transaction will be accounted for as a business combination.

About Janssen’s Approach to Autoimmune Disease

Janssen has pioneered breakthrough science in autoimmune diseases with five approved therapies to treat more than 30 pediatric and adult indications. Significant unmet need remains, since many autoimmune diseases have few or no approved treatments, and only a small fraction of those living with autoimmune disease ever achieve sustained clinical remission.

Janssen pursues research and development in both functional manifestations of disease (disease area strongholds) and biological pathways (pathway area strongholds). Biological pathways identify mechanisms through which seemingly dissimilar diseases can be connected by genetic, molecular or cellular systems in the body. It is now understood that multiple, diverse autoimmune diseases with high unmet medical need are linked by the same immune pathways.

Janssen’s pathways-centric strategy opens the door to fully develop compounds for multiple diseases sharing a common pathway, thus challenging the concept of one drug for one disease. In addition, as scientific understanding of the immune system expands, there is increasing recognition of its impact on more diseases than previously understood.

About Johnson & Johnson

At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 130 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest and most broadly-based health care company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity. Learn more at www.jnj.com. Follow us at @JNJNews.

About the Janssen Pharmaceutical Companies of Johnson & Johnson

At Janssen, we’re creating a future where disease is a thing of the past. We’re the Pharmaceutical Companies of Johnson & Johnson, working tirelessly to make that future a reality for patients everywhere by fighting sickness with science, improving access with ingenuity and healing hopelessness with heart. We focus on areas of medicine where we can make the biggest difference: Cardiovascular & Metabolism, Immunology, Infectious Diseases & Vaccines, Neuroscience, Oncology and Pulmonary Hypertension.

Learn more at www.janssen.com. Follow us at www.twitter.com/JanssenGlobal or www.twitter.com/JanssenUS. Janssen Research & Development, LLC is one of the Janssen Pharmaceutical Companies of Johnson & Johnson.

Cautions Concerning Forward-Looking Statements

This press release contains “forward-looking statements” regarding the potential acquisition of Momenta. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson. Risks and uncertainties include, but are not limited to: the risk that the closing conditions for the acquisition will not be satisfied, including the risk that clearance under the Hart-Scott-Rodino Antitrust Improvements Act will not be obtained; uncertainty as to the percentage of Momenta stockholders that will support the proposed transaction and tender their shares in the offer; the possibility that the transaction will not be completed in the expected timeframe or at all; potential adverse effects to the businesses of Johnson & Johnson or Momenta during the pendency of the transaction, such as employee departures or distraction of management from business operations; the risk of stockholder litigation relating to the transaction, including resulting expense or delay; the potential that the expected benefits and opportunities of the acquisition, if completed, may not be realized or may take longer to realize than expected; challenges inherent in new product research and development, especially at an early stage of the development program, including uncertainty of clinical success and obtaining regulatory approvals; uncertainty of commercial success for new products; manufacturing difficulties and delays; product efficacy or safety concerns resulting in product recalls or regulatory action; economic conditions, including currency exchange and interest rate fluctuations; the risks associated with global operations, including the impact of global public health crises and pandemics, such as the outbreak of the coronavirus (COVID-19), on Johnson & Johnson or Momenta and their customers and suppliers, including foreign governments in countries in which Johnson & Johnson or Momenta operates; competition, including technological advances, new products and patents attained by competitors; challenges to patents; changes to applicable laws and regulations, including tax laws and global health care reforms; adverse litigation or government action; changes in behavior and spending patterns or financial distress of purchasers of health care products and services; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to the ability of the Johnson & Johnson family of companies to successfully integrate the products and employees/operations and clinical work of Momenta, as well as the ability to ensure continued performance or market growth of Momenta’s products. A further list and descriptions of these risks, uncertainties and other factors can be found in Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, including in the sections captioned “Cautionary Note Regarding Forward-Looking Statements” and “Item 1A. Risk Factors,” and in the company’s most recently filed Quarterly Report on Form 10-Q, and the company’s subsequent filings with the Securities and Exchange Commission. Copies of these filings are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statement as a result of new information or future events or developments.

Additional Information

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson will cause Merger Sub to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Momenta Pharmaceuticals, Inc. security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) that will be filed by Johnson & Johnson with the SEC and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Momenta Pharmaceuticals, Inc. with the SEC, when they become available, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson, Office of the Corporate Secretary, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office. A copy of the solicitation/recommendation statement on Schedule 14D-9 (once it becomes available) also may be obtained free of charge from Momenta under the “Investors & News” section of Momenta’s website at https://www.momentapharma.com/home/default.aspx.

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[i]	Non-GAAP measure; excludes intangible amortization expense and special items